

Mail Stop 4720

November 13, 2015

<u>Via Email</u>
Robert H. Steers
Chief Executive Officer and Director
Cohen & Steers, Inc.
280 Park Avenue
New York, New York 10017

       Re: **Cohen & Steers, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2014
                Filed February 27, 2015
                File No. 001-32236

Dear Mr. Steers:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Christian Windsor

                            Christian Windsor
                            Special Counsel
                            Office of Financial Services